SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 5, 2022

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ENTERPRISE DIVERSIFIED, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	000-27763	88-0397234
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1806 Summit Avenue, Suite 300
Richmond, VA		23230
(Address of principal executive offices)		(Zip Code)

(434) 336-7737

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	Not applicable	Not applicable

Item 1.01. Entry into a Material Definitive Agreement.

On April 1, 2022, Enterprise Diversified, Inc. (the “Company”) executed an amendment (the “Amendment”) to its Tax Benefit Preservation Plan, dated as of July 24, 2020 (the “Rights Agreement”) with Colonial Stock Transfer Company, Inc., (the “Rights Agent”). The Amendment was entered into pursuant to the determination by the Board of Directors (the “Board”) of the Company, to amend the Rights Agreement to accelerate the expiration of the rights under the Rights Agreement to the close of business on April 5, 2022, effectively terminating the Rights Agreement at such time.  The Company’s stockholders are not required to take any action as a result of the expiration of the Rights Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment attached hereto as Exhibit 4.1.

Item 1.02. Termination of a Material Definitive Agreement.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.03. Material Modification to Rights of Security Holders.

The information set forth under each of Item 1.01 and Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 5, 2022, the Company will file with the office of the Secretary of State of the State of Nevada a Certificate of Withdrawal of Certificate of Designation (the “Certificate of Withdrawal”), which, when effective, withdraws the Company’s Certificate of Designation for the Series A Preferred Stock of the Company (the “Series A Preferred Stock”), as filed with the Secretary of State of the State of Nevada on July 29, 2020. The 250,000 shares of preferred stock previously designated as Series Preferred Stock will be withdrawn and returned to the status of authorized but unissued shares of preferred stock, without designation.  No shares of the Series A Preferred Stock were issued and outstanding at the time of filing the Certificate of Withdrawal.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Withdrawal, which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
3.1	Certificate of Withdrawal of Certificate of Designation of the Series A Preferred Stock of the Company.
4.1	Amendment to the Tax Preservation Plan, dated as of July 24, 2020, between the Company and Colonial Stock Transfer Company, Inc., as Rights Agent.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 5, 2022	ENTERPRISE DIVERSIFIED, INC.

By: /s/ Steven L. Kiel
Steven L. Kiel
Executive Chairman